ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                                BOND NUMBER

Pear Tree Funds                                                                                                                     87097111B
EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

December 1, 2011                                           June 1, 2011 to June 1, 2012                                                                /S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Pear Tree Emerging Markets Fund, a series of
Pear Tree Funds
is changed to:
o	Pear Tree PanAgora Dynamic Emerging Markets Fund, a series of
Pear Tree Funds

RN8.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                                                                                                BOND NUMBER

Pear Tree Funds                                                                                                                     87097111B
EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

June 1, 2012                                           June 1, 2011 to August 1, 2012                                                      /S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on August 1, 2012

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

RN9.0-01 (10/08)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.